===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                         -------------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 80

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.

                            ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                    -------------------------------------------
                         (Title of Class of Securities)

                                  38141G 10 4

                             -----------------------
                                 (CUSIP Number)

                              Kenneth L. Josselyn
                               Beverly L. O'Toole
                         The Goldman Sachs Group, Inc.
                                200 West Street
                            New York, New York 10282
                           Telephone: (212) 902-1000

       -----------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                February 1, 2012

          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)
===============================================================================

------------------------
CUSIP NO. 38141G 10 4                13D
------------------------
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     As to a group consisting solely of Covered Persons(1)             (a)   [x]
     As to a group consisting of persons other than Covered Persons    (b)   [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           [ ]
     TO ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER: 0
               -----------------------------------------------------------------

  NUMBER OF    8.   SHARED VOTING POWER (See Item 6) (Applies to each person
   SHARES           listed on Appendix A.)
BENEFICIALLY        23,595,722 Voting Shares(2) held by Covered Persons
  OWNED BY          4,092 Shared Ownership Shares held by Covered Persons(3)
   EACH             35,193,054 Sixty Day Shares held by Covered Persons(4)
  REPORTING         3,656,974 Other Shares held by Covered Persons (5)
   PERSON      -----------------------------------------------------------------
    WITH       9.   SOLE DISPOSITIVE POWER (See Item 6)
                    As to Voting Shares, less than 1%
                    As to Shared Ownership Shares, Sixty Day Shares and Other
                    Shares, 0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER (See Item 6):
                    As to Voting Shares, 0
                    As to Shared Ownership Shares, less than 0.01%
                    As to Sixty Day Shares and Other Shares, less than 1%.
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,449,842
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.76%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts

----------
(1)  For  a definition of this term, please see Item 2.

(2)  For  a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 379,556 shares of Common Stock held by 20 private charitable foundations established by 19 Covered Persons; (ii) 3,275,158 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 2,260 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                      Appendix A

                                                   ITEM 6
                                                 CITIZENSHIP
                                               (UNITED STATES
          ITEM 1                              UNLESS OTHERWISE
NAMES OF REPORTING PERSONS                       INDICATED)
-----------------------------               --------------------
Paul R. Aaron
Charles F. Adams
Nick S. Advani                                       UK
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
Sanggyun Ahn                                        Korea
Philippe J. Altuzarra                              France
William D. Anderson, Jr.
Dalinc Ariburnu                                   UK/Turkey
Philip S. Armstrong                                  UK
Armen A. Avanessians
Dean C. Backer
Charles Baillie
Steven K. Barg
Scott B. Barringer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Gareth W. Bater                                      UK
Jonathan A. Beinner
Tracey E. Benford
Milton R. Berlinski                            The Netherlands
Philip R. Berlinski                              Belgium/USA
Frances R. Bermanzohn
Stuart N. Bernstein
Robert A. Berry                                      UK
Avanish R. Bhavsar
Lloyd C. Blankfein
Dorothee Blessing                                  Germany
Vivek Bohra
Oliver R. Bolitho                                    UK
Stefan R. Bollinger                              Switzerland
Johannes M. Boomaars                           The Netherlands
Robert D. Boroujerdi
Alison L. Bott                                       UK
Patrick T. Boyle                                     UK
Sally A. Boyle                                       UK
Christoph M. Brand                                 Germany
Stephen Branton-Speak                                UK
Anne F. Brennan
Samuel S. Britton
Craig W. Broderick
Torrey J. Browder
Jason M. Brown                                       UK
Steven M. Bunson
Nicholas F. Burgin
Mary D. Byron
Jason G. Cahilly
Jin Yong Cai                                   China/Hong Kong
Richard M. Campbell-Breeden                          UK
Philippe L. Camu                                   Belgium
Gerald J. Cardinale
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Donald J. Casturo
Lik Shuen David Chan                              Hong Kong
Chia-Lin Chang                                     Taiwan
Sonjoy Chatterjee                                   India
R. Martin Chavez
Martin Cher                                       Singapore
Andrew A. Chisholm                                 Canada
Steven N. Cho
David Chou                                           UK
Thalia Chryssikou                                  Greece
Jane P. Chwick
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Colin Coleman                                   South Africa
Denis P. Coleman III
William J. Conley, Jr.
Thomas G. Connolly                               Ireland/USA
Karen R. Cook                                        UK
Edith W. Cooper
Kenneth W. Coquillette
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Cyril Cottu                                        France
James V. Covello
Jeffrey R. Currie
John P. Curtin, Jr.
Michael D. Daffey                                 Australia
John S. Daly                                       Ireland
Stephen D. Daniel                                  Canada
Diego De Giorgi                                     Italy
Michael G. De Lathauwer                            Belgium
Francois-Xavier de Mallmann                  France/Switzerland
Daniel L. Dees
Mark F. Dehnert
Massimo Della Ragione                               Italy
Alexander C. Dibelius                              Germany
Joseph P. DiSabato
Michele I. Docharty
Albert F. Dombrowski

                                                   ITEM 6
                                                 CITIZENSHIP
                                               (UNITED STATES
          ITEM 1                              UNLESS OTHERWISE
NAMES OF REPORTING PERSONS                       INDICATED)
-----------------------------               --------------------
Thomas M. Dowling
Donald J. Duet
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                                     France
Kenneth M. Eberts III
David P. Eisman
Jason H. Ekaireb                                     UK
Charalampos Eliades                                Greece
Kathleen G. Elsesser
Peter C. Enns                                      Canada
L. Brooks Entwistle
Christopher H. Eoyang
James P. Esposito
Michael P. Esposito
J. Michael Evans                                   Canada
Carl Faker                                     France/Lebanon
Elizabeth C. Fascitelli
Douglas L. Feagin
Stephan J. Feldgoise
Steven M. Feldman
Gregg J. Felton
Benjamin W. Ferguson
Luca D. Ferrari                                   Italy/USA
Wolfgang Fink                                      Germany
Samuel W. Finkelstein
Elisabeth Fontenelli
Colleen A. Foster
Orit Freedman                                      Israel
Matthew T. Fremont-Smith
Christopher G. French                                UK
Richard A. Friedman
Enrico S. Gaglioti
Timur F. Galen
Sean J. Gallagher
Ramani Ganesh                                       India
Gonzalo R. Garcia                                   Chile
James R. Garman                                      UK
Matthew R. Gibson
Gary T. Giglio
Michelle Gill
Justin G. Gmelich
Richard J. Gnodde                           Ireland/South Africa
Jeffrey B. Goldenberg
Andrew M. Gordon
Paul Graves                                          UK
Michael J. Graziano
Stefan Green                                      Australia
David J. Greenwald
Michael J. Grimaldi
Peter Gross
Celeste A. Guth
Jonathan J. Hall                                     UK
Dylan S. Halterlein
Elizabeth M. Hammack
Jan Hatzius                                        Germany
Keith L. Hayes                                       UK
David B. Heller
Bruce A. Heyman
Martin Hintze                                      Germany
Kenneth L. Hirsch
Kenneth W. Hitchner
Todd Hohman
Simon N. Holden                                      UK
Margaret J. Holen
Dane E. Holmes
Philip Holzer                                      Germany
Ning Hong                                           China
Shin Horie                                          Japan
James P. Houghton                                    UK
Ronald Hua                                       Taiwan/USA
Paul J. Huchro
Ming Yunn Stephanie Hui                         UK/Hong Kong
Alastair J. Hunt                                   UK/USA
Hidehiro Imatsu                                     Japan
Timothy J. Ingrassia
William L. Jacob III
Christian W. Johnston                             Australia
Andrew J. Jonas
Adrian M. Jones                                    Ireland
Eric S. Jordan
Pierre-Emmanuel Y. Juillard                        France
Andrew J. Kaiser
Vijay M. Karnani                                    India
James C. Katzman
Alan S. Kava
Dimitrios Kavvathas                                Greece
Christopher Keogh
Richard A. Kimball, Jr.
Peter Kimpel                                       Germany
Robert C. King, Jr.
Timothy M. Kingston
Hideki Kinuhata                                     Japan
Shigeki Kiritani                                    Japan
Michael E. Koester
Lee Guan Kelvin Koh                               Singapore
J. Christopher A. Kojima                         Canada/USA

                                                   ITEM 6
                                                 CITIZENSHIP
                                               (UNITED STATES
          ITEM 1                              UNLESS OTHERWISE
NAMES OF REPORTING PERSONS                       INDICATED)
-----------------------------               --------------------
Adam M. Korn
David J. Kostin
Jorg H. Kukies                                     Germany
Eric S. Lane
Michiel P. Lap                                 The Netherlands
Andre Laport Ribeiro                               Brazil
John J. Lauto
Brian J. Lee
George C. Lee
Gregory D. Lee                                    Australia
Ronald Lee
Geoffery Y.A. Lee                                 Malaysia
David A. Lehman
Tim Leissner                                   Brazil/Germany
Todd W. Leland
Laurent Lellouche                                  France
Gregg R. Lemkau
Deborah R. Leone
Eugene H. Leouzon                                  France
Hughes B. Lepic                                    France
Wayne M. Leslie                                      UK
John R. Levene                                       UK
Allan S. Levine
Brian T. Levine
Jack Levy
Gwen R. Libstag
Leland Lim
Ryan D. Limaye
Anthony W. Ling                                      UK
Hao Cheng Liu
Lindsay P. LoBue
Victor M. Lopez-Balboa
Antigone Loudiadis                                Greece/UK
David B. Ludwig
Peter J. Lyon
Paula B. Madoff
John A. Mahoney
Puneet Malhi                                         UK
Raghav Maliah                                       India
Matthew F. Mallgrave
David M. Marcinek
Alain Marcus
Serge Marquie                                      France
Alison J. Mass
Robert A. Mass
Kathy M. Matsui
George N. Mattson
Alastair J.C. Maxwell                                UK
John J. McCabe
Matthew B. McClure                                   UK
Patrick S. McClymont
Dermot W. McDonogh                                 Ireland
John J. McGuire, Jr.
John W. McMahon
James M. McMurdo                                Australia/UK
James A. McNamara
Richard P. McNeil                                  Jamaica
Sanjeev K. Mehra
Avinash Mehrotra
Jonathan M. Meltzer
Bruce H. Mendelsohn
Anthony J. Miller                                 Australia
Michael J. Millette
Milton R. Millman III
Christopher Milner                                   UK
Christina P. Minnis
Peeyush Misra                                       India
Bryan P. Mix
Masanori Mochida                                    Japan

Timothy H. Moe                                     Ireland
Philip J. Moffitt                                 Australia
Atosa Moini                                         Iran
Ricardo Mora

J. Ronald Morgan III
Simon P. Morris                                      UK
Thomas C. Morrow
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                             UK
Takashi Murata                                      Japan
Arjun N. Murti
Marc O. Nachmann                                 Germany/USA
Kenichi Nagasu                                      Japan
Ezra Nahum                                       France/USA
Jeffrey P. Nedelman
Anthony Noto
Gavin G. O'Connor
L. Peter O'Hagan                                 Canada/USA
Brett A. Olsher                                    UK/USA
Terence J. O'Neill                                   UK
Timothy J. O'Neill
Peter C. Oppenheimer                                 UK
Nigel M. O'Sullivan                                  UK
Fumiko Ozawa                                        Japan
Craig W. Packer
Gregory K. Palm
Konstantinos N. Pantazopoulos                      Greece

                                                   ITEM 6
                                                 CITIZENSHIP
                                               (UNITED STATES
          ITEM 1                              UNLESS OTHERWISE
NAMES OF REPORTING PERSONS                       INDICATED)
-----------------------------               --------------------
James R. Paradise                                    UK
Sheila H. Patel
Nirubhan Pathmanabhan                                UK
Jonathan Mark Penkin                           UK/South Africa
Daniel P. Petrozzo
David B. Philip
Stephen R. Pierce
Michelle H. Pinggera                                 UK
Dhruv Piplani                                       India
Kenneth A. Pontarelli
Ellen R. Porges
Dina Powell
Gilberto Pozzi                                      Italy
Kevin A. Quinn
Jean Raby                                          Canada
Lorin P. Radtke
John J. Rafter                                     Ireland
Sumit Rajpal                                        India
Richard N. Ramsden                                   UK
Krishna S. Rao                                    UK/India
Sara E. Recktenwald
Andrew K. Rennie                                Australia/UK
James H. Reynolds                                  France
Michael J. Richman
Stuart Riley                                         UK
Michael Rimland
Luigi G. Rizzo                                      Italy
Lora J. Robertson
Karl J. Robijns                                    Belgium
Elizabeth A. Robinson
John F. W. Rogers
Scott A. Romanoff
Simon A. Rothery                                  Australia
Peter C. Russell
Paul M. Russo
David C. Ryan
Katsunori Sago                                      Japan
Ankur A. Sahu                                       India
Guy E. Saidenberg                                  France
Pablo J. Salame                                    Ecuador
Julian Salisbury                                     UK
Luke A. Sarsfield III
Muneer A. Satter
Susan J. Scher
Stephen M. Scherr
Clare R. Scherrer
Jeffrey W. Schroeder
Harvey M. Schwartz
Paul D. Scialla
Peter E. Scialla
Stephen B. Scobie                                    UK
Steven M. Scopellite
John A. Sebastian
Peter A. Seccia
Peter D. Selman                                      UK
John C. Shaffer
Rebecca M. Shaghalian
Konstantin A. Shakhnovich                        Russia/USA
Lisa M. Shalett
Daniel M. Shefter
Heather K. Shemilt                                 Canada
Magid N. Shenouda                                    UK
Michael S. Sherwood                                  UK
Suhail A. Sikhtian
Gavin Simms                                          UK
Michael L. Simpson
Marshall Smith
Sarah E. Smith                                       UK
David M. Solomon
Mark R. Sorrell                                      UK
Theodore T. Sotir
Christoph W. Stanger                               Austria
Esta E. Stecher
Laurence Stein                                South Africa/USA
Carl Stern
John D. Storey                                    Australia
Patrick M. Street                                    UK
Steven H. Strongin
Ram K. Sundaram                                     India
J. Richard Suth
Robert J. Sweeney
Michael J. Swenson
Gene T. Sykes
Shahriar Tadjbakhsh
Jasper Tans                                    The Netherlands
Patrick Tassin de Nonneville                       France
Megan M. Taylor
Teresa Teague
Thomas D. Teles
Pawan Tewari
Klaus B. Toft                                      Denmark
Jeffrey M. Tomasi
Frederick Towfigh
Donald J. Truesdale
Kenro Tsutsumi                                      Japan
Richard J. Tufft                                     UK
Greg A. Tusar
Eiji Ueda                                           Japan

                                                   ITEM 6
                                                 CITIZENSHIP
                                               (UNITED STATES
          ITEM 1                              UNLESS OTHERWISE
NAMES OF REPORTING PERSONS                       INDICATED)
-----------------------------               --------------------
Toshihiko Umetani                                   Japan
Kaysie P. Uniacke
Lucas van Praag                                      UK
Jonathan R. Vanica
Ashok Varadhan
John J. Vaske
Andrea Vella                                        Italy
Philip J. Venables                                   UK
Simone Verri                                        Italy
Jeffrey L. Verschleiser
Robin A. Vince                                       UK
David A. Viniar
Andrea A. Vittorelli                                Italy
Alejandro Vollbrechthausen                         Mexico
Daniel Wainstein                                   Brazil
John E. Waldron
Paul Walker
Kevin A. Walker                                      UK
Robert P. Wall
Theodore T. Wang                                    China
Alasdair J. Warren                                   UK
John S. Weinberg
Martin M. Werner                                   Mexico
Matthew Westerman                                    UK
Elisha Wiesel
C. Howard Wietschner
David D. Wildermuth
John S. Willian
Andrew F. Wilson                                 New Zealand
Dominic A. Wilson                                    UK
Steve Windsor                                        UK
Michael K. Wise
Samuel J. Wisnia                                   France
Martin Wiwen-Nilsson                               Sweden
Andrew E. Wolff
Jon A. Woodruff
Kent J. Wosepka
Neil J. Wright                                       UK
Denise A. Wyllie                                     UK
Chang-Po Yang                                       China
Shinichi Yokote                                     Japan
W. Thomas York, Jr.
Wassim G. Younan                                 Lebanon/UK
Paul M. Young
Paolo Zannoni                                       Italy
Yoel Zaoui                                         France
Xing Zhang                                          China
Xudong Zhang                                        China
Han Song Zhu                                        China

REPORTING ENTITIES

ITEM 1                                                                  ITEM 6                          NAME OF ESTABLISHING
NAME OF ENTITY                           TYPE OF ENTITY          PLACE OF ORGANIZATION                     COVERED PERSON
Anahue Limited                            Corporation                   Jersey                           Andrew A. Chisholm
Campbell-Breeden 2004 Settlement             Trust                        UK                         Richard M. Campbell-Breeden
Drayton 2004 Settlement                      Trust                        UK                                Karen R. Cook
French 2004 Settlement                       Trust                        UK                            Christopher G. French
Ling 2004 Settlement                         Trust                        UK                               Anthony W. Ling
O'Neill 2004 Trust                           Trust                        UK                             Terence J. O'Neill
RJG Holding Company                       Corporation               Cayman Islands                        Richard J. Gnodde
Sherwood 2004 Settlement                     Trust                        UK                             Michael S. Sherwood
Westerman 2004 Settlement                    Trust                        UK                              Matthew Westerman
Zurrah Limited                            Corporation                   Jersey                               Yoel Zaoui

     This Amendment No. 80 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 80 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1.     SECURITY AND ISSUER

     This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2.     IDENTITY AND BACKGROUND

     (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 22, 2010 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

     Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

     Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

     (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

     Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.     PURPOSE OF TRANSACTIONS

     The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

     Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

     Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

     (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

     (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the 60 days preceding February 1, 2012.

     (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

     The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

     The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

     Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

     For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

     The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 6,314,705 shares of Common Stock are subject to the Transfer Restrictions as of February 1, 2012.

     In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

     In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

     Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

     The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

     The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

     Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

     The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and David A. Viniar are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

     Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

     Certain Covered Persons have pledged in the aggregate 760,500 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

     In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

     Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

     Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit                           Description
-------  ---------------------------------------------------------------------------------------------------------

    A.   Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to
         Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

    B.   Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The
         Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial
         Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

    C.   Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to
         Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295))

    D.   Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005- 56295)).

    E.   Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to
         Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005- 56295)).

    F.   Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule
         13D, filed March 29, 2001 (File No. 005-56295)).

    G.   Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to
         Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005- 56295)).

    H.   Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31,
         2009 (File No. 001-14965)).

                                                                         ANNEX A

      INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                              REPORTING ENTITIES.

                                                                       CONVICTIONS OR
                                                                       VIOLATIONS OF      BENEFICIAL
                                                                      FEDERAL OR STATE OWNERSHIP OF THE
                                                                        LAWS WITHIN     COMMON STOCK OF
                                                        PRESENT        THE LAST FIVE      THE GOLDMAN
NAME               CITIZENSHIP  BUSINESS ADDRESS       EMPLOYMENT          YEARS       SACHS GROUP, INC.
--------------     -----------  ----------------    ---------------   --------------   --------------------
                                                                                       Less than 1% of
Steven M. Bunson   USA         200 West Street     Managing Director,                  the outstanding
                               New York, NY        The Goldman        None             shares of Common
                               10282               Sachs Group, Inc.                   Stock.

Michael H.         UK          26 New Street,      Partner,           None             None
Richardson                     St. Helier, Jersey, Bedell Cristin
                               JE4 3RA

Anthony J. Dessain UK          26 New Street,      Partner,           None             None
                               St. Helier, Jersey,
                               JE4 3RA             Bedell Cristin

                                                                         ANNEX B

ITEMS 2(D) AND 2(E).     INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 35,193,054 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. This share amount includes the gross number of shares of Common Stock underlying these options, and these shares are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of February 1, 2012. Upon exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY
           COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

On January 19, 2012, an aggregate of 51,427 restricted shares of Common Stock were delivered to Covered Persons for compensation purposes and became Voting Shares. On January 25, 2012, an aggregate of 4,712,367 shares of Common Stock were delivered to Covered Persons pursuant to the terms of restricted stock units and became Voting Shares.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

COVERED PERSON                 TRADE DATE        NUMBER OF SHARES    PRICE PER SHARE (IN $)
--------------------------- -----------------    ----------------    ----------------------
Sanggyun Ahn                January 19, 2012            5,000               106.3500
Steven K. Barg              January 19, 2012            1,000               107.6411
Philippe L. Camu            January 19, 2012            1,500               106.9343
Donald J. Casturo           January 19, 2012              200               106.8200
Donald J. Casturo           January 19, 2012              200               106.8400
Donald J. Casturo           January 19, 2012              400               106.8800
Donald J. Casturo           January 19, 2012              500               106.8600
Donald J. Casturo           January 19, 2012              600               106.8700
Donald J. Casturo           January 19, 2012              700               106.8300
Donald J. Casturo           January 19, 2012              900               106.8500
Francois-Xavier de Mallmann January 19, 2012           21,578               105.5694
Isabelle Ealet              January 19, 2012            2,000               106.3066
James R. Garman             January 19, 2012            2,000               107.3770
Hughes B. Lepic             January 19, 2012           10,000               105.4947
Hughes B. Lepic             January 19, 2012           16,000               105.4957
Leland Lim *                January 19, 2012            5,426               106.3500
Antigone Loudiadis          January 19, 2012            9,599               106.8173
Antigone Loudiadis          January 19, 2012           13,879               106.8252
Nicholas F. Burgin          January 20, 2012            2,500               109.2500
Lik Shuen David Chan        January 20, 2012           10,000               109.0000
Isabelle Ealet              January 20, 2012            1,000               109.0000
Benjamin W. Ferguson        January 20, 2012            1,000               107.3500
David B. Heller             January 20, 2012            5,000               108.5469
Philip J. Moffitt           January 20, 2012           12,000               108.2686
Karl J. Robijns             January 20, 2012            3,000               107.3500
Nicholas F. Burgin          January 23, 2012              470               110.4300
Francois-Xavier de Mallmann January 23, 2012            5,000               108.7200
Francois-Xavier de Mallmann January 23, 2012            5,000               108.7382
Isabelle Ealet              January 23, 2012            1,000               110.2990
Isabelle Ealet              January 23, 2012            1,000               110.4600
William D. Anderson Jr      January 25, 2012            2,425               106.0800
Dalinc Ariburnu             January 25, 2012           13,369               106.8217
Dalinc Ariburnu             January 25, 2012           20,441               106.7936
Philip R. Berlinski         January 25, 2012            2,337               106.9210
Johannes M. Boomaars        January 25, 2012              621               106.6861
Johannes M. Boomaars        January 25, 2012              834               106.7836
Johannes M. Boomaars        January 25, 2012            1,097               106.6323
Steven M. Bunson            January 25, 2012              732               107.6896

COVERED PERSON                  TRADE DATE         NUMBER OF SHARES      PRICE PER SHARE (IN $)
---------------------------- -----------------     -----------------     ----------------------
Jason G. Cahilly             January 25, 2012              884               107.0000
Donald J. Casturo            January 25, 2012              500               106.8500
Steven N. Cho                January 25, 2012            3,659               107.0239
Thalia Chryssikou            January 25, 2012            1,889               106.0800
James V. Covello             January 25, 2012            1,462               106.0800
Margaret J. Holen            January 25, 2012            1,789               107.2211
Paul J. Huchro               January 25, 2012            3,975               108.2663
Fumiko Kanenobu              January 25, 2012            7,275               106.0800
Adam M. Korn                 January 25, 2012            2,510               107.1823
George C. Lee II             January 25, 2012            3,247               106.0800
Todd W. Leland               January 25, 2012            1,496               108.0326
Wayne M. Leslie              January 25, 2012            3,852               106.0800
Antigone Loudiadis           January 25, 2012              971               107.0221
Alain Marcus                 January 25, 2012            1,747               106.2199
James A. McNamara            January 25, 2012            2,763               106.0800
Kenichi Nagasu               January 25, 2012            1,202               106.0800
Lawrence O'Hagan             January 25, 2012           12,804               106.6852
Sheila H. Patel              January 25, 2012            1,040               106.4567
Stephen R. Pierce            January 25, 2012            8,348               107.8693
Gilberto Pozzi               January 25, 2012              551               106.6500
Gilberto Pozzi               January 25, 2012              706               106.6136
Kevin A. Quinn               January 25, 2012            3,106               106.7246
Stuart Riley                 January 25, 2012            7,031               108.0000
Lora J. Robertson            January 25, 2012            1,877               106.9860
Muneer A. Satter *           January 25, 2012            9,852               106.0800
David M. Solomon             January 25, 2012           15,000               107.1307
Mark R. Sorrell              January 25, 2012            1,370               106.9353
Patrick Tassin de Nonneville January 25, 2012            7,598               108.0182
Thomas D. Teles              January 25, 2012              646               107.2023
Klaus B. Toft                January 25, 2012            1,860               106.0800
Jeffrey M. Tomasi            January 25, 2012            1,192               106.0800
Jeffrey L. Verschleiser      January 25, 2012           25,367               107.1344
David D. Wildermuth          January 25, 2012              500               107.4839
Kent J. Wosepka              January 25, 2012              982               107.7971
Charles F. Adams             January 26, 2012              530               109.0000
Philippe J. Altuzarra        January 26, 2012            2,920               108.5200
Christopher M. Barter        January 26, 2012            2,963               110.1379
Christopher M. Barter        January 26, 2012           17,679               110.1048
Gerald J. Cardinale          January 26, 2012            1,375               109.0000
R. Martin Chavez             January 26, 2012            2,666               108.4832
Isabelle Ealet               January 26, 2012            1,000               109.0000
David P. Eisman              January 26, 2012            1,000               108.6410
Laurent Lellouche            January 26, 2012            1,754               108.9497
Matthew F. Mallgrave         January 26, 2012            1,900               109.6700
Atosa Moini                  January 26, 2012              500               109.0000
Atosa Moini                  January 26, 2012              500               109.5000
Peter C. Russell             January 26, 2012            1,184               109.6400
Pablo J. Salame              January 26, 2012            7,153               110.0004
Susan J. Scher               January 26, 2012            1,038               108.5200
Konstantin A. Shakhnovich    January 26, 2012            2,719               108.9086
J. Richard Suth              January 26, 2012              680               109.4591
Kenro Tsutsumi               January 26, 2012            5,728               110.0000
Daniel Wainstein             January 26, 2012           13,453               108.9607
Jonathan A. Beinner          January 27, 2012            1,803               109.8642

COVERED PERSON           TRADE DATE        NUMBER OF SHARES      PRICE PER SHARE (IN $)
--------------------- -----------------    -----------------     ----------------------
Gerald J. Cardinale   January 27, 2012              900               111.2022
Michael J. Carr       January 27, 2012            1,702               110.1462
Daniel L. Dees        January 27, 2012            6,961               107.7100
David P. Eisman       January 27, 2012              374               110.3400
Colleen A. Foster     January 27, 2012            3,200               109.7588
Andre Laport Ribeiro  January 27, 2012           12,729               110.5006
Tim Leissner          January 27, 2012            8,527               107.7100
Laurent Lellouche     January 27, 2012            2,811               109.8700
Paula B. Madoff       January 27, 2012            1,000               111.0000
Michael J. Millette   January 27, 2012            2,648               107.7100
Atosa Moini           January 27, 2012              500               111.0000
Atosa Moini           January 27, 2012              500               112.0000
Jeffrey P. Nedelman   January 27, 2012            1,936               109.3158
Gavin G. O'Connor     January 27, 2012            2,351               109.2618
Jean Raby             January 27, 2012            2,500               109.8000
Sumit Rajpal          January 27, 2012              227               111.6500
Cyril Cottu           January 30, 2012            1,079               109.5256
Cyril Cottu           January 30, 2012            2,316               109.4858
Christopher G. French January 30, 2012            6,619               110.2200
Dean C. Backer        January 31, 2012            3,500               111.4100
Gerald J. Cardinale   January 31, 2012            2,091               111.8070
Ramani Ganesh         January 31, 2012            4,103               110.7000
Paul Graves           January 31, 2012            2,700               110.7000
David B. Heller       January 31, 2012            5,000               111.9106
Christopher Keogh     January 31, 2012            1,731               112.1800
John W. McMahon       January 31, 2012            3,300               111.3662
Nirubhan Pathmanabhan January 31, 2012            6,460               111.8655
David M. Solomon      January 31, 2012           10,000               112.1409
Teresa Teague         January 31, 2012            1,100               111.9109
Dean C. Backer        February 1, 2012            3,566               115.0000
Nicholas F. Burgin    February 1, 2012            2,564               113.7500
Mary D. Byron         February 1, 2012            3,323               113.7337
Donald J. Casturo     February 1, 2012              500               115.0000
Isabelle Ealet        February 1, 2012            1,000               114.1675
Isabelle Ealet        February 1, 2012            1,000               115.0000
Gregg J. Felton       February 1, 2012           49,904               115.8322
Matthew R. Gibson     February 1, 2012              382               113.6202
Gary T. Giglio        February 1, 2012            1,000               115.0000
Celeste A. Guth       February 1, 2012            3,889               115.0000
John R. Levene        February 1, 2012              500               115.2000
Atosa Moini           February 1, 2012              344               115.0000
Jean Raby             February 1, 2012            2,000               112.7685
Karl J. Robijns       February 1, 2012           15,000               112.6800
David M. Solomon      February 1, 2012            7,000               116.1539

----------
* This transaction was conducted through an estate planning entity and relates to Other Shares.

The Covered Persons listed below participate in the Common Stock fund of The Goldman Sachs 401(k) Plan. These Covered Persons acquired or disposed of interests in the Common Stock fund representing the number of Other Shares set forth below:

                                         NUMBER OF    PRICE PER SHARE  ACQUISITION OR
COVERED PERSON TRANSACTION DATE           SHARES           (IN $)        DISPOSITION
-------------- -------------------       ---------    ---------------  --------------
Vivek Bohra    January 25, 2012               27       108.27           Acquisition
Donald J. Duet January 27, 2012            1,016       111.77           Disposition
Vivek Bohra    January 31, 2012               46       111.47           Disposition

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                NUMBER    STRIKE                 NUMBER      NUMBER
                                                  OF      PRICE   SALES PRICE   OF SHARES  OF SHARES
       COVERED PERSON       DATE OF EXERCISE   OPTIONS    (IN $)     (IN $)       SOLD      RETAINED
--------------------------- ---------------- ----------- -------- ----------- ------------ ----------
Martin Cher                 January 19, 2012     1,348    78.87     106.3500     1,348           0
Francois-Xavier de Mallmann January 19, 2012       451    78.87     106.3500       451           0
David J. Greenwald          January 19, 2012     1,000    78.87     106.3500     1,000           0
Stephen R. Pierce           January 24, 2012    15,984    78.87     106.5500    15,984           0
Johannes M. Boomaars        January 25, 2012     1,445    78.87     107.0007     1,445           0
Johannes M. Boomaars        January 25, 2012     1,018    78.87     107.2393     1,018           0
Stuart N. Bernstein         January 27, 2012       500    78.87     111.2000       500           0
David J. Greenwald          January 27, 2012       914    78.87     109.7377       914           0
Andrea A. Vittorelli        January 27, 2012     1,057    78.87     112.0000     1,057           0
Martin Cher                 January 30, 2012       371    78.87     110.2200       371           0
Christopher A. Cole         February 1, 2012     5,000    78.87     115.5859     5,000           0

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Person:

                                       NUMBER OF ACQUISITION OR
COVERED PERSON        TRANSFER DATE     SHARES    DISPOSITION
-------------------- ---------------- ---------- --------------
Timothy J. Ingrassia January 20, 2012        926    Disposition
Celeste A. Guth      January 25, 2012         63    Disposition
Armen A. Avanessians January 30, 2012        229    Disposition

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares with the following terms:

                                                       STRIKE
                            INSTRUMENT AND   NUMBER OF  PRICE
COVERED PERSON                 POSITION        SHARES    (IN $)    MATURITY DATE
--------------------------- --------------   --------- ------     ----------------
Johannes M. Boomaars        Call Written      2,700      155      April 21, 2012
Nicholas F. Burgin          Call Written      5,000      110      April 21, 2012
Nicholas F. Burgin          Call Written      5,000      105      July 21, 2012
Francois-Xavier de Mallmann Call Written      4,000      130      April 21, 2012
Francois-Xavier de Mallmann Call Written      3,100      130      April 21, 2012
Mark F. Dehnert             Call Written      3,400      140      January 18, 2014
David J. Greenwald          Call Written      1,000      120      April 21, 2012
Todd Hohman                 Put Written       5,000       90      April 21, 2012
David A. Lehman             Call Written     20,200      130      January 19, 2013
John A. Mahoney             Call Written     12,800      125      April 21, 2012
Sanjeev K. Mehra            Call Written     40,000      125      July 21, 2012
Avinash Mehrotra            Call Written      2,000      165      April 21, 2012
Karl J. Robijns             Call Written     10,000      125      April 21, 2012
Karl J. Robijns             Call Written     10,000      120      April 21, 2012
Paul M. Russo               Call Written     20,000      100      April 21, 2012

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012

                                        By:     /s/ Beverly L. O'Toole
                                                ----------------------
                                        Name:   Beverly L. O'Toole
                                        Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                                                     Description
----------    ----------------------------------------------------------------------------------------------------
     A.       Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit
              G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005- 56295)).

     B.       Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the
              Initial Schedule 13D, filed June 21,2000 (File No. 005-56295)).

     C.       Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
              005-56295)).

     D.       Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to
              Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

     E.       Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-
              56295)).

     F.       Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial
              Schedule 13D, filed March 29, 2001 (File No. 005-56295)).

     G.       Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-
              56295)).

     H.       Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December
              31, 2009 (File No. 001-14965)).